IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD FILES TECHNICAL REPORT FOR THE NELLIGAN PROJECT

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 23, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announces that the Company has filed a technical report for the Nelligan Joint Venture Project ("Nelligan") (IAMGOLD: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%), titled "Independent Technical Report for the Nelligan Gold Project, Quebec, Canada" (the 2023 Technical Report) dated February 22, 2023.

The 2023 Technical report was prepared by SRK Consulting (Canada) Inc. ("SRK") in accordance with National Instrument 43-101 – *Standards of Disclosure for mineral Projects* ("NI 43-101"), as reported in the Company's news release dated January 12, 2023. The 2023 Technical Report supersedes the technical report on the Nelligan project dated December 4, 2019.

The 2023 Technical Report can be found on the Company's website at www.iamgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Subsequent to a review of the pit optimization parameters used to derive a pit shell to constrain Mineral Resource reporting and benchmarking against comparable projects, amendments were made to the mining cost applied to waste material and to the percentage of payable metal applied relative to the Mineral Resource Estimate reported on January 12, 2023. These parameters were reviewed by both IAMGOLD and SRK, and are considered suitable to test the "reasonable prospects for eventual economic extraction" of the Mineral Resource model. The changes resulted in a 21,000 ounce increase in estimated Indicated Mineral Resources and 362,000 ounce increase to Inferred Mineral Resources.

The table below shows the resultant Mineral Resource Statement:

MINERAL RESOURCE STATEMENT – NELLIGAN PROJECT, CANADA

As at February 10th, 2023 (100% Basis)

Category	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Au (koz Au)
Indicated	0.35	73.5	0.84	1 991
Inferred	0.35	129.5	0.87	3 600

Notes:
1. 2014 CIM definitions were followed for classification of Mineral Resources.
2. Mineral resources are estimated at a cut-off grade of 0.35 g/t Au.
3. Mineral Resources are reported using a gold price of US$1,500 per ounce and a US$:C$ exchange rate of 1:1.2 and gold recoveries of 83%.
4. Mineral Resources are constrained by a Datamine Studio NPVS Scheduler optimized pit shell using a 0.35 g/t Au cut-off grade and are considered to have reasonable prospects for eventual economic extraction.
5. High grade assay values have been capped from 7 g/t Au to 40 g/t Au in the main mineralized domains of Renard and Footwall, respectively, and from 3 g/t Au to 12 g/t Au in the other domains. The spatial influence of high-grade samples within Footwall, Renard and Liam domains were further controlled using high grade restriction distance parameters within the respective search ellipsoids.
6. Bulk density values were determined by measurements on core and range from 2.70 to 2.75 g/cm3 for the different domains and host lithologies, to 2.00 g/cm3 for overburden.
7. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
8. All figures have been rounded to reflect the relative accuracy of the estimates.

Qualified Persons, Technical Information and Quality Control Notes

The mineral resource estimate, including verification of the data disclosed, has been completed by SRK Consulting (Canada) Inc. and has been prepared in accordance with NI 43-101 and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Sandeep Prakash, M. Sc., P. Geo., a Senior Consultant (Resource Geology) with SRK, with review provided by Oy Leuangthong, Ph.D., P.Eng., Corporate Consultant, Geostatistics with SRK. Mr. Prakash is an independent "qualified person", as defined by NI 43-101 (a "QP"), and has reviewed and approved the contents of this news release.

The QPs responsible for the supervision of the supporting drilling programs, data validation and verification (including sampling, analytical and test data), deposit modelling and review of the technical information in this news release are Maxime Douëllou, P. Geo, Consultant Geologist and Shana Dickenson, P. Geo, Senior Geologist both attached to the IAMGOLD Val-d'Or Regional Exploration Office, Québec. Each of Mr. Douëllou and Mrs. Dickenson is a QP for the purposes of NI 43-101 with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was also reviewed and approved by Marie-France Bugnon, P.Geo., General Manager Exploration for IAMGOLD, who is also a QP.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control. In accordance with our QA-QC program, additional check analyses are also re-assayed at a secondary (umpire) laboratory.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources." In addition, the SEC has amended definitions of "proven Mineral Reserves" and "probable Mineral Reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with these SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured Mineral Resources", "Indicated Mineral Resources", or "Inferred Mineral Resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an Inferred mineral resource will ever be upgraded to a higher category.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the Indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "favourable", "plans", "targeted", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as Mineral Resources or Mineral Reserves from that predicted, the failure to accurately estimate Mineral Resources or Mineral Reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.